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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                _______________


                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
                       (PURSUANT TO SECTION 13(c) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)


                         EMERGING COMMUNICATIONS, INC.
                              (Name of the Issuer)


                     INNOVATIVE COMMUNICATION CORPORATION
                       INNOVATIVE COMMUNICATION COMPANY, LLC
                               JEFFREY J. PROSSER
                      (Name of Person(s) Filing Statement)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)


                                   29089K108
                     (CUSIP Number of Class of Securities)


                              Jeffrey J. Prosser
                       Innovative Communication Company, LLC
                            Chase Financial Center
                                 P.O. Box 1730
                     St. Croix, U.S. Virgin Islands  00821
                                (340) 777-7700

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copy to:
                              Roger Meltzer, Esq.
                            Cahill Gordon & Reindel
                                80 Pine Street
                           New York, New York  10005
                                (212) 701-3000

This statement is filed in connection with (check the appropriate box):

[ ] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ] (b) The filing of a registration statement under the Securities Exchange Act of 1933.

[X] (c)  A tender offer.

[ ] (d)  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

                           Calculation of Filing Fee

Transaction Valuation*:                           Amount of Filing Fee**:

$ 54,860,644.50                                   $10,973.00

* For purposes of calculating the filing fee only. The filing fee was calculated, pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder, on the basis of 5,352,258 Shares of Common Stock (the number of Common Stock outstanding on the date hereof, but excluding 5,606,873 Shares of Common Stock owned by Innovative Communications Company), multiplied by the proposed acquisition price U.S. $10.25 per share.

**   1/50 of 1% of Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


                      Amount Previously Paid: $10,973.00

                      Form of Registration No.:  Schedule 14D-1

                      Filing Parties: Innovative Communication, Corporation
                                      Innovative Communication, Company, LLC
                                      Jeffrey J. Prosser

                      Date Filed:  August 24, 1998

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

                             Cross-Reference Sheet

 Item in                                 Location of Item(s)
Schedule 13E-3                           in Schedule 14D-1
--------------                           -----------------

   1(a)........................................ 1(a)
    (b)........................................ 1(b)
    (c)........................................ 1(c)
(d)-(f)........................................  *
2(a)-(g)....................................... 2(a)-(g)
3(a)(1)........................................ 3(a)
3(a)(2)........................................ 3(b)
3(b)...........................................  *
4(a)...........................................  *
(b)............................................  **
   5(a)-(g).................................... 5
   6(a)........................................ 4(a)
    (b)........................................  *
    (c)........................................ 4(b)
    (d)........................................  **
   7(a)........................................ 5
    (b)-(d)....................................  *
   8(a)-(e)....................................  *
    (f)........................................  **
   9...........................................  *
  10(a)-(b).................................... 6(a)-(b)
  11........................................... 7
  12...........................................  *
  13(a)........................................  *
    (b)(c)
  14(a)........................................  *
    (b)........................................  **
  15(a)........................................  **
    (b)........................................ 8
  16  10(f)
  17(a)  11(b)
    (b)........................................  *
    (c)........................................  *
    (d)........................................ 11(a)
    (e)........................................  *
    (f)........................................  **

_______________________
*    The Item is not required by Schedule 14D-1 of the Exchange Act.

**   The Item is not applicable or the answer thereto is in the negative.

          This Rule 13E-3 Transaction Statement (the "Schedule 13E-3") is being filed by Innovative Communication Corporation, a U.S. Virgin Islands corporation (the "Purchaser") and a wholly owned subsidiary of Innovative Communication Company, LLC, a Delaware limited liability company ("Parent"), and by the Parent and Jeffrey J. Prosser, pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder in connection with the tender offer by the Purchaser for all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Emerging Communications, Inc., a Delaware corporation (the "Company") not currently directly or indirectly owned by Parent, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer"). This Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act. Copies of the Offer to Purchase and the Letter of Transmittal are attached as exhibits to, and incorporated by reference in, the Tender Offer Statement on Schedule 14D-1 and Schedule 13D/A (Amendment No. 1) under the Exchange Act (the "Schedule 14D-1"). The Schedule 14D-1 was filed by the Purchaser, the Parent and Jeffrey J. Prosser with the Securities and Exchange Commission contemporaneously with this Schedule 13E-3 on August 24, 1998. The preceding cross-reference sheet, prepared pursuant to General Instruction F to
Schedule 13E-3 of the Exchange Act, shows the location in the Schedule 14D-1 of the information required to be included in response to the items of
Schedule 13E-3 of the Exchange Act. The information contained in the Schedule 14D-1, including all exhibits thereto, is expressly and hereby incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Schedule 14D-1 and the exhibits thereto. All cross references in this Schedule 13E-3, other than cross references to the Schedule 14D-1, are to the Offer to Purchase.

Item 1.  Issuer and Class of Security Subject to the Transaction.

          (a) The answer to item 1(a) of the Schedule 14D-1 is incorporated herein by reference.

          (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

          (c) The answer to item 1(c) of the Schedule 14D-1 is incorporated herein by reference.

          (d) The information set forth in "THE OFFER - 6. Price Range of Shares; Dividends" and in "THE OFFER - 14. Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

          (e)  Not applicable.

          (f) The information set forth in "THE OFFER - 9. Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 2.  Identity and Background.

         The answer to item 2 of the Schedule 14D-1 is incorporated herein by reference.

Item 3.  Past Contacts, Transactions or Negotiations.

          (a)-(b) The information set forth in the "INTRODUCTION", in "SPECIAL FACTORS - 5. Background of the Offer and the Merger", in "THE OFFER - 9. Certain Information Concerning Parent and the Purchaser", in "THE OFFER - 10. Contacts with the Company" and in "THE OFFER - 11. The Merger Agreement; Appraisal Rights" of the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms of the Transaction.

          (a) The information set forth in the "INTRODUCTION", in "THE OFFER -
1. Terms of the Offer and the Merger", in "THE OFFER - 2. Acceptance for Payment and Payment for Shares", in "THE OFFER -

11. The Merger Agreement; Appraisal Rights" and in "THE OFFER - 13. Certain Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

          (b)  Not applicable.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

          (a)-(f) The answer to item 5 of the Schedule 14D-1 is incorporated herein by reference.

          (g) The information set forth in "THE OFFER 1-17. Effect of the Offer on Market for the Shares, Stock Exchange Listing, and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

Item 6.  Source and amount of Funds or Other Consideration.

          (a) The answer to item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

          (b) The information set forth in "THE OFFER - 12. Source and Amount of Funds" and in "THE OFFER - 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

          (c) The information set forth in "THE OFFER - 12. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

          (d)  Not applicable.

Item 7.  Purpose(s), Alternatives, Reasons and Effects.

          (a) The answer to item 5 of the Schedule 14D-1 is incorporated herein by reference.

          (b) The information set forth in "SPECIAL FACTORS - 5 Background of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

          (c) The information set forth in "SPECIAL FACTORS - 2. Reasons for the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

          (d) The information set forth in the "INTRODUCTION", in "SPECIAL FACTORS - 2. Reasons for the Offer and the Merger", in "SPECIAL FACTORS - 5. Background of the Offer and the Merger", in "THE OFFER - 5. Certain Federal Income Tax Consequences of the Offer and the Merger", in "THE OFFER 10. Contacts with the Company" and in "THE OFFER - 11. The Merger Agreement; Appraisal Rights" of the Offer to Purchase is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

          (a)-(b)  The information set forth in "INTRODUCTION", "SPECIAL FACTORS
- 2. Reasons for the Offer and the Merger", "SPECIAL FACTORS - 3. Fairness of the Offer and the Merger", in "SPECIAL FACTORS - 5. Background of the Offer and the Merger" and "SPECIAL FACTORS - 6. Recommendation of the Company's Board of Directors and the Special Committee" of the Offer to Purchase is incorporated herein by reference.

          (c)-(e)  The information set forth in "INTRODUCTION", "SPECIAL FACTORS
- 2. Reasons for the Offer and the Merger", "SPECIAL FACTORS - 3. Fairness of the Offer and the Merger", in "SPECIAL FACTORS - 5. Background of the Offer and the Merger" and "SPECIAL FACTORS - 6. Recommendation of the Company's Board of Directors and the Special Committee", in "THE OFFER - 1. Terms of the Offer" and in "THE OFFER - 13. Certain Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

          (f)  Not applicable.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

          (a)-(b)  The information set forth in "INTRODUCTION", "SPECIAL FACTORS
- 2. Reasons for the Offer and the Merger", in "SPECIAL FACTORS - 3. Fairness of the Offer and the Merger", in "SPECIAL FACTORS - 5. Background of the Offer and the Merger", in "THE OFFER - 11. The Merger Agreement; Appraisal Rights" and in "THE OFFER - 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

          (c) The information set forth in "INTRODUCTION", "SPECIAL FACTORS - 2. Reasons for the Offer and the Merger" and in "SPECIAL FACTORS - 5. Background of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer.

          (a)-(b) The answer to item 6 of the Schedule 14D-1 is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings With Respect to the Issuer's Securities.

          The answer to item 7 of the Schedule 14D-1 is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain persons with Regard to the Transaction.

          (a) The information set forth in "THE OFFER - 9. Certain Information Concerning Parent and the Purchaser" and in "THE OFFER - 11. The Merger Agreement; Appraisal Rights" of the Offer to Purchase is incorporated herein by reference.

          (b) The information set forth in "SPECIAL FACTORS" - 3. Fairness of the Offer and the Merger", "SPECIAL FACTORS - 5. Background of the Offer and the Merger" and "SPECIAL FACTORS - 6. Recommendation of the Company's Board of Directors and the Special Committee" of the Offer to Purchase is incorporated herein by reference.

Item 13.  Other Provisions of the Transaction.

          (a) The information set forth in "THE OFFER - 11. The Merger Agreement; Appraisal Rights" in the Offer to Purchase and in "SCHEDULE II - Appraisal Rights of Dissenting Stockholders under Delaware Law" of the Offer to Purchase and the information set forth in Exhibit 17(e) hereto is incorporated herein by reference.

          (b)-(c)  Not applicable.

Item 14.  Financial Information.

          (a) The information set forth in "THE OFFER - 8. Certain Information Concerning the Company" of the Offer to Purchase and the information set forth in Appendix A and Appendix B to the Offer to Purchase is incorporated herein by reference.

          (b)  Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized.

          (a)  Not applicable.

          (b) The answer to item 8 of the Schedule 14D-1 is incorporated herein by reference.

Item 16.  Additional Information.

          The answer to item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

Item 17.  Material to be Filed as Exhibits.

          (a) Commitment Letter of the RTFC.

          (b)(1) Opinion of Houlihan, Lokey, Howard & Zukin Capital dated August 17, 1998.

          (c)(1) Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 17, 1998, among the Purchaser, ICC Merger Sub Corporation and the Company.

          (c)(2) Non-Competition Agreement dated December 31, 1997 among the Company, ATN and Mr. Prosser.

          (c)(3) Indemnity Agreement dated December 31, 1997 among the Company, ATN, Mr. Prosser and Mr. Prior.

          (c)(4) Tax Sharing Agreement dated December 31, 1997 among the Company, ATN, Mr. Prosser and Mr. Prior.

          (c)(5) Employment Agreement dated December 31, 1997 between Mr. Prosser and the Company.

          (d)(1)  Offer to Purchase.

          (d)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

          (d)(3) Letter to brokers, dealers, commercial banks, trust companies and nominees.

          (d)(4) Letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

          (d)(5) Press Release issued by the Company and the Purchaser, dated August 18, 1998.

          (d)(6)  Form of newspapers advertisement, dated August 24, 1998.

          (d)(7)  Notice of Guaranteed Delivery.

          (e)(1) Certain provisions of the Delaware General Corporation Law pertaining to rights of dissenting stockholders.

          (f)  Not applicable.

          (g)(1)  Complaint, Brickell Partners, Jeffrey J. Prosser, et al., C.A.
                             --------------------------------------------
No. 16415NC.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement are true, complete and correct.

Dated:  August 24, 1998

                              INNOVATIVE COMMUNICATION CORPORATION

                              By: /s/ Jeffrey J. Prosser
                                 -------------------------------------
                                 Name:Jeffrey J. Prosser
                                 Title: President

                              INNOVATIVE COMMUNICATION COMPANY, LLC

                              By: /s/ Jeffrey J. Prosser
                                 -------------------------------------
                                 Name:Jeffrey J. Prosser
                                 Title: Sole Member

                              /s/ Jeffrey J. Prosser
                              ----------------------------------------
                              Jeffrey J. Prosser

                                 EXHIBIT INDEX
                                 -------------

  Exhibit Number
          ------                                                                                     Page
                                                  Exhibit Name                                      Number
                                                  ------------                                      ------
(a)*                 Commitment Letter from the RTFC.

(b)(1)*              Opinion of Houlihan Lokey Howard & Zukin Capital, dated August 17, 1998.

(c)(1)*              Agreement and Plan of Merger (the "Merger Agreement"), dated as of
                     August 17, 1998, among the Purchaser, ICC Merger Sub Corporation and the Company.

(c)(2)*              Non-Competition Agreement dated December 31, 1997 among the Company,
                     ATN and Mr. Prosser.

(c)(3)*              Indemnity Agreement dated December 31, 1997 among the Company, ATN,
                     Mr. Prosser and Mr. Prior.

(c)(4)*              Tax Sharing Agreement dated December 31, 1997 among the Company, ATN,
                     Mr. Prosser and Mr. Prior.

(c)(5)*              Employment Agreement dated December 31, 1997 between Mr. Prosser and the Company.

______________________
* Incorporated by reference from the Parent's, the Purchaser's and Mr. Prosser's Statement on Schedule 14D-1 and Schedule 13D/A (Amendment No.
     1), dated August 24, 1998.

  Exhibit Number
          ------                                                                                     Page
                                                  Exhibit Name                                      Number
                                                  ------------                                      ------
(d)(1)*              Offer to Purchase.

(d)(2)*              Letter of Transmittal (including Guidelines for Certification of
                     Taxpayer Identification Number on Form W-9.

(d)(3)*              Letter to brokers, dealers, commercial banks, trust companies and nominees.

(d)(4)*              Letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

(d)(5)*              Press Release issued by the Company and the Purchaser, dated August 18,
                     1998.

(d)(6)*              Form of newspaper advertisement, dated August 24, 1998.

(d)(7)*              Notice of Guaranteed Delivery.

(e)(1)*              Certain provisions of the Delaware General Corporation Law pertaining to rights of dissenting stockholders.

(f)                  Not applicable.

(g)(1)*              Complaint, Brickell Partners, Jeffrey J. Prosser, et al., C.A. No.
                                --------------------------------------------
                     16415NC.

___________________
* Incorporated by reference from the Parent's, the Purchaser's and Mr. Prosser's Statement on Schedule 14D-1 and Schedule 13D/A (Amendment No.
     1), dated August 24, 1998.

________________________________________________________________________________